EXHIBIT 4.40

Employment agreement – Mr Ross E Pinney (as Executive General Manager, Office of the Chief Executive)

PRIVATE & CONFIDENTIAL

11 January 2005

Mr Ross Pinney

National Australia Bank Limited

500 Bourke Street

MELBOURNE  VIC  3000

Dear Ross

On behalf of National Australia Bank Limited (the “National”), I am pleased to offer you the position of Executive General Manager, Office of the Chief Executive, and I look forward to your acceptance of this offer.

The National provides a challenging and dynamic work environment, and I expect that it will be possible for you to develop and enhance your capabilities within the National.  The National values high-performing, committed employees and seeks leadership qualities from all levels within the organisation.  I look forward to your contribution to the opportunities and challenges facing the National.

This letter (including the Schedule and Attachment) sets out the terms of your employment, and constitutes your employment agreement with the National (“employment agreement”).  This employment agreement replaces all existing and previous agreements, arrangements, understandings or negotiations between you and the National and any Related Body Corporate in respect of employment with the National.

All monetary amounts referred to in this employment agreement are in Australian dollars.

1                                          Position and Duties

1.1                                  Your position is Executive General Manager, Office of the Chief Executive reporting to me and located at 500 Bourke Street, Melbourne.

1.2                                  You will exercise the powers and discretions, hold the responsibilities and perform the duties and tasks of your position inclusive of those which the National determines are appropriate to your position or those delegated to you by the National from time to time (collectively “the powers, duties and responsibilities of your position”).

1.3                                  You will faithfully and diligently exercise your powers and perform your duties and responsibilities in a proper and efficient manner and you will manage with integrity and respect all matters concerning the National’s employees and customers.  Unless you are absent from duty by reason of ill health or approved leave, you will devote the whole of your time, attention and abilities, during the National’s normal business hours and otherwise as is reasonably necessary, to perform the powers, duties and responsibilities of your position.

1.4                                  The National may, at its discretion, change your position, reporting arrangements, duties and location on giving you reasonable notice, following consultation with you, and taking into account your career considerations and personal circumstances.  Any reasonable change of this kind by the National will not constitute or give rise to a redundancy or a material change of circumstances for any purpose, and all other terms and conditions of this employment agreement will apply, unless otherwise specified by the National.

1.5                                  In your position, you will comply with all lawful and reasonable directions of your line manager or any other person authorised by the National.

1.6                                  During your employment, you must use your best endeavours to promote and enhance the National’s interests, welfare, business, profitability, growth and reputation.  You must not intentionally, recklessly or negligently do, or omit to do, anything that is or may be harmful to those things.

1.7                                  In addition to your duties as an employee of the National, you will also owe duties in respect of each Related Body Corporate in your capacity as an employee of the National in respect of any duties performed in relation to a Related Body Corporate.

1.8                                  You must promptly report to your line manager, or any other person authorised by the National, any material information that relates to the business of the National (or of any Related Body Corporate), the exercise of your powers or the performance of your duties and responsibilities.

1.9                                  You must provide any information and explanations that your line manager, or any other person authorised by the National, requests, where such information and explanation relates to the business of the National (or of any Related Body Corporate), the exercise of your powers or the performance of your duties and responsibilities.

2                                          Employer

Your employment agreement will be with the National.  However, as stated in sub-paragraph 1.7, you may also be required to provide services to any Related Body Corporate of the National.  You are not and will not become an employee of any Related Body Corporate by reason of provision of services to any Related Body Corporate or by reason of holding office as a director of any Related Body Corporate.

3                                          Commencement Date

3.1                                  This employment agreement, and your obligations under it, will commence on  28 October 2004.

4                                          Remuneration

4.1                                  Your entitlement to remuneration, as provided for under this employment agreement, will commence on and from your first day of work in your new position.

Total Employment Compensation (“TEC”)

4.2                                  Your annual remuneration will be provided as a combination of cash salary, superannuation contributions made by the National as your employer (as prescribed by the Federal Government’s Superannuation Guarantee (“SG”) legislation) and a packaged benefit, as agreed between you and the National from time to time using the National’s TEC methodology.  TEC is the fixed component of remuneration, and comprises your Total Remuneration Package (“TRP”) and the National’s employer superannuation contributions.

4.3                                  Your TEC on commencement of work in your new position is $740,000 per annum. (With effect from the first full pay period after 1 January 2005, your TEC will increase to $748,000 per annum.)

4.4                                  Your TEC will be reviewed in January 2006, and thereafter on an annual basis.

4.5                                  Your TRP is $674,567 per annum and is comprised of a cash salary and a packaged benefit.  TRP is calculated as TEC minus employer-funded superannuation contributions.

4.6                                  The packaged benefit may be provided as cash or non-cash benefits or a combination of both, and will include any Fringe Benefits Tax payable by the National in connection with the provision of non-cash benefits.  The range of non-cash benefits available will be at the discretion of the National and will be in accordance with the National’s policy, as amended from time to time.  You are entitled to a packaged benefit of up to a maximum of 40% of your TRP.

Payment of Cash Salary

4.7                                  Your cash salary will continue to be paid fortnightly in arrears and will continue to be directly credited to your nominated National bank account.

Superannuation

4.8                                  You will continue your membership of the National Australia Bank Group Superannuation Fund (the “Fund”) on terms pursuant to the Trust Deed and Rules of the Fund.

4.9                                  The National will continue to make annual superannuation contributions to the Fund on your behalf currently calculated as 9.7% of your TRP, or where your TRP exceeds the Maximum Earnings Base (“MEB”) as prescribed by the SG legislation (currently $128,720 per annum), up to 9.7% of the MEB.  These contributions are included in your TEC and comprise the following:

(a)                                   9.2% of your TRP (or up to 9.2% of the MEB where your TRP exceeds the MEB).  As your TRP exceeds the MEB, this amount is initially $11,842 per annum and will be credited to your account in the Fund in line with the fortnightly pay cycle.  The National may alter the amount of this contribution from time to time, subject to any applicable legislation or change to the National’s superannuation or remuneration policy.  This contribution is in addition to any salary sacrifice contribution you nominate as part of your TRP (up to the age-based maximum deductible contribution limits), and any contribution you elect to make to the Fund from post-tax TRP; and

(b)                                  on average, 0.5% of your TRP (or up to 0.5% of the MEB where your TRP exceeds the MEB) will be contributed to the Fund on your behalf to cover the costs of death and disablement benefits (on average 0.4%) and fund administration (on average 0.1%).  As your TRP exceeds the MEB, this amount is initially $644 per annum and may be altered by the National from time to time, subject to any recommendations by the Fund Actuary or any applicable legislation or any change to the National’s superannuation or remuneration policy.

4.10                            As your TRP is greater than the MEB, the difference between 9.7% of your TRP and the sum of the amounts referred to in sub-paragraphs 4.9(a) and 4.9(b) will be paid to you as part of your cash salary.  This amount is initially $52,947 per annum.

5                                          Short-Term and Long-Term Incentive Performance-Based Plans

Short-Term Incentive Performance-Based Plan (“STI Plan”)

5.1                                  In addition to the benefits provided to you as part of your TEC, you are eligible to participate in the National’s STI Plan.  Your target annual STI reward is 100% of your TEC, which is, initially, $740,000.  STI rewards are not guaranteed, as they are subject to the achievement of your individual, and the National’s, performance targets.  STI rewards may, at the discretion of the National, be provided in cash or in deferred National shares or a combination of both.  Any National shares provided as part of the STI Plan will be subject to particular terms and conditions communicated to you at the relevant time.  The National may, in its discretion, discontinue, replace, or vary the terms of, the STI Plan at any time.

Long-Term Incentive Performance-Based Plan (“LTI Plan”)

5.2                                  In addition to the benefits provided to you as part of your TEC, you are eligible to participate in the National’s LTI Plan.  Rewards under the LTI Plan are generally provided as performance options and performance rights under the National Australia Bank Executive Share Option Plan No2 and the National Australia Bank Performance Rights Plan respectively.  You will participate in the LTI program on the same basis as all other executives within the National.  The granting of performance options and performance rights is subject to the approval of the National Board and to your being employed by the National at the time of grant.  The exercise of performance options and performance rights is subject to the achievement of specific performance hurdles.  LTI rewards are not guaranteed, as they are determined by annual “talent” and “potential” assessments.  On the termination of your employment with the National, the retention of any unexercised performance options and unexercised performance rights that may have been granted to you during your employment will be determined in accordance with the terms of grant of those performance options and performance rights under the relevant plans.  The National may, in its discretion, discontinue, replace, or vary the terms of, the LTI Plan at any time.

6                                          Relocation Expenses

The National will meet reasonable expenses associated with the relocation of you and your family from London to Melbourne in accordance with the terms of the National’s Group Expatriate Policy, details of which will be provided to you under separate cover.

7                                          Annual Leave

7.1                                  You are entitled to four weeks’ paid annual leave for each completed year of continuous paid service with the National.  For any continuous period of service of less than 12 months, you will be entitled to a proportionate amount of leave.

7.2                                  Leave will be taken at times as mutually agreed between you and the National.  The National may direct you to take annual leave at such times that are determined by the National.

7.3                                  Any accrued but unused portion of annual leave will be paid upon termination of your employment.  Payment will be calculated on the basis of your TEC at the date of termination of your employment with the National.

8                                          Long Service Leave

8.1                                  You are entitled to long service leave in accordance with the Award, as it applies to the National.

8.2                                  As prescribed by the Award, any accrued but unused portion of long service leave will be paid on termination of your employment.  Payment will be calculated on the basis of your TEC at the date of termination of your employment with the National.

9                                          Sick Leave

9.1                                  You are entitled to paid sick leave under and in accordance with the Award.

9.2                                  Any unused sick leave accumulates from year to year up to the Award maximum.

9.3                                  You are not entitled to any payment for unused sick leave on the termination of your employment with the National.

10                                   Parental Leave

You are entitled to up to 52 weeks’ unpaid parental leave in accordance with the standard terms and arrangements applicable to all National employees.

11                                   Other Benefits

11.1                            In addition to the benefits provided to you as part of your TEC, you will also be eligible to participate in other benefits that are normally provided to employees at your level who are employed by the National.

11.2                            Any benefits or concessions provided to you as an employee of the National will cease on the termination of your employment with the National for any reason, unless otherwise determined by the National.

12                                   Expenses

Subject to substantiation and approval in accordance with the National’s guidelines from time to time, the National will reimburse you for all expenses you properly incur in carrying out your responsibilities and duties including, but not limited to, travel, accommodation, entertainment and telephone expenses.  Reimbursement of any expenses is subject to the approval of your line manager.

13                                   Policies

13.1                            You will comply with all the National’s policies and procedures generally, as established and varied from time to time.  The National’s policies and procedures are for the National’s benefit solely and create no right or entitlement in you.

13.2                            By accepting this employment offer, you acknowledge that you have received copies of, and have read and understood, the following policies prior to your signing this employment agreement:

(a)                                   “Equity in Employment: We’re Committed”;

(b)                                  “Sexual Harassment: Off Limits”;

(c)                                   “Code of Conduct: Our Behavioural Guidelines”; and

(d)                                  “National Privacy Policy”.

13.3                            The policies and procedures of the National are set out on the National’s intranet.

Illegal Drugs and Alcohol

13.4                            You must not:

(a)                                   use or have in your possession any illegal drugs during working hours;

(b)                                  attend the workplace to carry out the duties of your position under the influence of any alcoholic beverage or under the influence of any illegal drug.  “Under the influence of any alcoholic beverage” means that in the reasonable opinion of your line manager, you are affected by alcohol in such a way that you may not be able:

(i)                                      to perform the duties of your position;

(ii)                                   to exercise the level of judgement, skill and care that the performance of those duties requires;

(iii)                                to take reasonable care for your own safety or the safety of others;

(c)                                   drive any vehicle in the course of your employment:

(i)                                      with a blood alcohol content exceeding that prescribed by the laws of the State or Territory of Australia in which the vehicle is being driven;

(ii)                                   under the influence of any illegal drug.  “Illegal drug” means a substance the possession or use of which is prohibited by Federal or State law.

14                                   Performance Management Review

14.1                            Generally, in the last month of each financial year of the National, you and your line manager, or nominee, will discuss appropriate performance measures and targets for the forthcoming financial year of the National, with a view to reaching agreement on the measures of performance and the targets in respect of those measures that will be used by your line manager or nominee in the assessment of your performance in your position.

14.2                            As soon as practicable after the end of each financial year, your line manager or nominee will review your performance by reference to the agreed measures and targets.

14.3                            Agreed performance measures and targets may be reviewed and varied during the performance period.

15                                   Conduct and Compliance

15.1                            You agree to act in accordance with:

(a)                                   the National’s corporate principles and behaviours, as stated in the attached “Statement of Corporate Principles”;

(b)                                  the National’s Group Code of Conduct;

(c)                                   the National’s policies and procedures and internal controls that are applicable to you and your position;

(d)                                  all laws, regulations and obligations that are applicable to you and your position; and

(e)                                   all industry and self-regulatory codes of conduct that are applicable to you and your position.

15.2                            You agree to act within the limits and authorities that are applicable to your position.

15.3                            You agree to complete mandatory regulatory compliance training and, where it is a regulatory requirement, complete the mandatory accreditations applicable to your position.

15.4                            You must at all times act honestly and in a manner that is consistent with the status of your position with the National.  You agree to indemnify the National against any loss or damage it suffers as a result of any dishonest act by you, or any serious misconduct in carrying out your duties.

15.5                            You must not at any time intentionally make any untrue statement in relation to the National or in relation to your employment with the National.  After the cessation of your employment with the National, you must not represent that you are employed by or are connected with the National.

16                                   Exclusive Employment

16.1                            During your employment by the National, you must not, without the National’s prior written consent:

(a)                                   be or become an employee or agent of any other person, firm or corporation;

(b)                                  be or become a director of any other firm or corporation;

(c)                                   undertake any other business or profession;

(d)                                  assist or have any interest in any other business or profession.

16.2                            Notwithstanding sub-paragraph 16.1, you may hold or acquire, as a bona fide investment, shares or other securities of a company listed for quotation on any recognised stock exchange, unless to do so would be unlawful or the standards of corporate governance determined by the National makes it improper or inappropriate.

17                                   Ownership of Intellectual Property and Trade Secrets

All inventions, discoveries, computer software processes and improvements made by you during your employment with the National remain the property of the National.  By signing this employment agreement, you:

(a)                                   assign to the National all proprietary rights including all ownership rights and copyright and the exclusive right to develop, make, use, sell, license, or otherwise benefit from any inventions, discoveries, processes and improvements made by you within the scope of your employment with the National;

(b)                                  agree to execute any further document that is necessary or desirable to give full effect to your obligations under this paragraph 17.

18                                   Confidentiality and Your Obligations

18.1                            You agree that:

(a)                                   Confidential Information is solely and exclusively the property of the National or of a Related Body Corporate, or both, or of a third party (such as a customer of the National), as the case may be;

(b)                                  you are subject to obligations in relation to Confidential Information by reason of this employment agreement;

(c)                                   you are subject to obligations in relation to Confidential Information under the common law; and

(d)                                  the Corporations Act places certain obligations on you in respect of use or disclosure of information.

18.2                            Unless you are required by the National, or the relevant Related Body Corporate, its auditors, or by law, or the National, or the relevant Related Body Corporate, agrees in writing, you must not use any Confidential Information or disclose any Confidential Information to any person other than for the purposes of your employment with the National.

18.3                            You must not use any Confidential Information for the benefit of any person other than the National or the relevant Related Body Corporate.

18.4                            To the extent that Confidential Information is publicly available (other than by reason of a breach by you or any other person of obligations owed to the National, or to the relevant Related Body Corporate, in relation to Confidential Information), subject to sub-paragraph 18.5, your obligations under this paragraph 18 cease.

18.5                            If it is uncertain whether any information is Confidential Information or any Confidential Information is publicly available, such information is deemed to be Confidential Information and deemed not to be publicly available, unless the National or the relevant Related Body Corporate informs you in writing to the contrary.

18.6                            So far as is reasonably practicable, you must maintain proper and secure custody of Confidential Information and use your best endeavours to prevent the disclosure of Confidential Information to third parties or the use by them of Confidential Information.

18.7                            Upon cessation of your employment or on request by the National, you must immediately deliver to the National on its behalf, or on behalf of the relevant Related Body Corporate, all Confidential Information that is physically capable of delivery.

18.8                            If the National requests you to do so on its behalf, or on behalf of any Related Body Corporate, instead of delivering the Confidential Information as set out in sub-paragraph 18.7, you must destroy the Confidential Information and certify in writing to the National that the Confidential Information has been destroyed.

18.9                            In relation to any Personal Information that comes to your knowledge in the course of your employment with the National, you must comply with and not cause the National to breach any applicable privacy laws and the National Privacy Policy, as amended from time to time.

18.10                      In the case of computer software or other computer or electronic data the National has requested you to destroy, you must erase it from magnetic or other media on which it is stored such that it cannot be recovered or in any way reconstructed and certify in writing to the National that the Confidential Information has been so destroyed.

18.11                      Your obligations in relation to Confidential Information under this employment agreement:

(a)                                   continue after cessation of your employment with the National;

(b)                                  are enforceable by the National (or any Related Body Corporate) at any time by legal process; and

(c)                                   are for the continuing benefit of the National and of each Related Body Corporate.

18.12                      Your obligations under the Corporations Act as an officer and as an employee are in addition to your obligations under this employment agreement.

19                                   Disciplinary Action

If you fail to comply with any of the provisions of this employment agreement or with any other performance standards required by the National, or fail to comply with the National’s policies or procedures, or fail to commit to and act in accordance with the National’s Corporate principles and behaviours, the National may take disciplinary action which may include suspension of your employment with or without pay and, in certain circumstances, termination of your employment with the National.

20                                   Termination of Employment

Summary Termination

20.1                            At any time, the National may terminate your employment with immediate effect by giving written notice to you, if:

(a)                                   you become bankrupt or compound with your creditors (or any of them) or assign your estate for the benefit of your creditors (or any of them);

(b)                                  you are precluded from taking part in the management of a corporation by a provision of the Corporations Act;

(c)                                   you are guilty of serious misconduct involving fraud or dishonesty, whether or not you are convicted of such an offence;

(d)                                  you are convicted of any offence involving fraud or dishonesty or any other serious offence that is punishable by imprisonment (whether or not you are imprisoned);

(e)                                   you commit a serious or persistent breach or non-observance of this employment agreement;

(f)                                     you knowingly fail to comply with an obligation imposed upon you under the Award or Enterprise Agreement; or

(g)                                  you are guilty of misconduct of such a kind that it would be unreasonable to require the National to continue your employment during the notice period required under this employment agreement.

Termination by the National for Unsatisfactory Performance

20.2                            The National may terminate your employment by giving you six weeks’ notice in writing if:

(a)                                   the National has informed you in writing of reasonable standards of performance in relation to your position (“the performance standards”) and has given you a reasonable opportunity to meet the performance standards;

(b)                                  on a reasonable assessment, you have failed to meet the performance standards and the National has informed you in writing that you have not met the performance standards;

(c)                                   the National has given you the opportunity to respond to matters of concern in connection with your performance (unless, in all the circumstances, the National could not reasonably be expected to give you that opportunity); and

(d)                                  having considered any response you may make to those matters, the National is satisfied that there is no adequate reason for your failure to meet the performance standards and no adequate reason why your employment should not be terminated.

20.3                            The National may, in its discretion, require you to work through all (or part only) of the notice period or it will make payment in lieu of the whole notice period (or the unworked balance of the notice period).  If the National makes payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

Termination by the National by Giving Notice

20.4                            At any time the National may terminate your employment for any reason (other than for summary termination, unsatisfactory performance or conduct, or redundancy) by giving you 78 weeks’ written notice.

20.5                            The National may, in its discretion:

(a)                                   retain you in its service and require you to undertake the duties of your position for all (or part only) of the notice period;

(b)                                  direct you to take paid special leave during part or all of the notice period, during which the National may direct you not to perform all or part of the duties of your position and direct you to cease communication with the National’s customers, suppliers, employees and contractors;

(c)                                   in respect of a period for which payment in lieu is not made, direct you to work for part and to take paid special leave for part; or

(d)                                  make payment in lieu of the whole notice period (or the balance of the notice period if you have worked or have been directed to take paid special leave for part of the notice period).

20.6                            If the National makes payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

Termination Due to Redundancy

20.7                            The provisions of Appendix ‘A’ – Redundancy, Redeployment and Retrenchment Agreement 2002 of the Enterprise Agreement apply to you.  The National may terminate your employment in the case of redundancy by giving you six weeks’ notice in writing.

20.8                            In its discretion:

(a)                                   the National may require you to work through all (or part only) of the notice period; or

(b)                                  the National will make payment in lieu of the whole notice period (or the unworked part of the notice period).

20.9                            If the National makes a payment in lieu of the whole notice period (or the unworked part of the notice period), it will be calculated on the basis of your TEC.

20.10                      Upon termination of your employment due to redundancy, the National will pay you the greater of:

(a)                                   a termination payment equal to 72 weeks’ TEC; or

(b)                                  the appropriate retrenchment payment calculated in accordance with Appendix A - Redundancy, Redeployment and Retrenchment Agreement 2002 of the Enterprise Agreement.

Termination by You - Resignation

20.11                      You may terminate this employment agreement at any time by giving the National 13 weeks’ written notice, or such other period of notice as the National may agree with you in writing.

20.12                      The National may, in its discretion:

(a)                                   retain you in its service and require you to undertake the duties of your position for all (or part only) of the notice period;

(b)                                  direct you to take paid special leave during part or all of the notice period, during which the National may direct you not to perform all or part of the duties of your position and direct you to cease communication with the National’s customers, suppliers, employees and contractors;

(c)                                   in respect of a period for which payment in lieu is not made, direct you to work for part and to take paid special leave for part; or

(d)                                  make payment in lieu of the whole of the notice period (or the balance of the notice period if you have worked or have been directed to take paid special leave for part of the notice period).

20.13                      If the National makes a payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

Termination by You – Material Change of Circumstances

20.14                      You may terminate this employment agreement in the case of a “material change of circumstances” by giving the National six weeks’ notice in writing.

20.15                      A change in the powers, duties and responsibilities of your position, or appointment to another position, which is not authorised by sub-paragraph 1.4 is a material change of circumstances if, and only if, without your agreement:

(a)                                   the National purports to substantially reduce your TEC;

(b)                                  the National purports to substantially reduce the powers or responsibilities of your position;

(c)                                   the National purports to substantially diminish the scope of your duties in your position; or

(d)                                  there is any other change made by the National in relation to your employment which, under generally applicable principles of law, would amount to conduct by the National entitling you to accept that conduct as constituting a termination of this employment agreement.

20.16                      In its discretion:

(a)                                   the National may require you to work through all (or part only) of the notice period; or

(b)                                  the National will make payment in lieu of the whole notice period (or the unworked balance of the notice period).

20.17                      If the National makes a payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

20.18                      Upon termination of employment under sub-paragraph 20.15, the National will pay to you a termination payment equal to 72 weeks’ TEC.

20.19                      If you terminate this agreement, as a result (wholly or in part) of an event under sub-paragraph 20.16(a), then any payment the National makes under sub-paragraph 20.18 will be calculated on your TEC before the reduction.

21                                   Entitlements and Obligations Upon Termination

21.1                            In addition to any other entitlement under this employment agreement, on any termination of your employment you are entitled to receive:

(a)                                   your cash salary and other benefits under this employment agreement until the date of termination;

(b)                                  an amount in lieu of any accrued but untaken annual leave calculated on the basis of TEC;

(c)                                   an amount in lieu of any accrued but untaken long service leave calculated on the basis of TEC;

(d)                                  any other benefits due to you pursuant to the terms of any share plan or other relevant plan; and

(e)                                   reimbursement of any expenses properly incurred by  you in accordance with this employment agreement,

up to and including the date of your termination.

21.2                            Upon termination of your employment you will return each item of the National’s property (including but not limited to keys, access cards, each vehicle owned or leased by the National, mobile telephones, computers, and disks) in your possession or control.

Non-Solicitation Covenant

21.3                            You agree that whether on your own account, or for any person, for a period of 12 months from the date your employment with the National ceases, or if that is not reasonable, for a period of six months from the date your employment with the National ceases, you will not solicit or entice, or endeavour to solicit or entice, from the National (or from any Related Body Corporate) any officers or employees of or any contractors to the National, whether or not that person would commit a breach of any contract by reason of ceasing to service or provide services and/or goods to the National (or to any Related Body Corporate).

21.4                            For the purposes of sub-paragraph 21.3, any reference to the officers, employees, and contractors of the National (or any Related Body Corporate) is limited to those employees and contractors directly or indirectly interested, engaged or employed by the National (or by any Related Body Corporate) in any

business or activity of a like or similar kind to that in which the National (or any Related Body Corporate) was interested or engaged during the period of 12 months prior to the cessation of your employment with the National.

Non-Competition Covenant

21.5                            You agree that for a period of six months from the date your employment with the National ceases (or, if the National, in its discretion, retains you in its service for part or all of the notice period pursuant to sub-paragraph 20.12(a), sub-paragraph 20.12(b) or sub-paragraph 20.12(c), or makes payment in lieu of part or all the notice period pursuant to sub-paragraph 20.12(d), for a period of six months from the commencement of the notice period), you will not, without the National’s prior written consent:

(a)                                   engage in Restricted Activities, that is:

(i)                                      participation in the business of providing financial services in competition with the Group;

(ii)                                   participation in any business or activity of a like or similar kind to that in which the Group was interested or engaged and in respect of which you, in the National’s reasonable opinion, had substantial knowledge, during the period of 12 months prior the termination of your employment with the National in respect of that business or activity;

(iii)                                soliciting or enticing, or endeavour to solicit or entice, from the National, the custom of any person who during the 12 months prior to the cessation of your employment was a significant customer of the National;

(b)                                  in a Restricted Area, that is:

(i)                                      any State or Territory of Australia;

(ii)                                   any State or Territory of Australia and any country in which the National, or a Related Body Corporate is, directly interested or engaged in:

(1)                                    the business of providing financial services;

(2)                                    any business or activity of a like or similar kind to that in which the National, or a Related Body Corporate, was interested or engaged during the period of 12 months prior to the termination of your employment with the National, in respect of that business or activity.

21.6                            On your giving written notice to the National to terminate this employment agreement pursuant to sub-paragraph 20.11, if the National, in its discretion, retains you in its service for part or all of the notice period pursuant to sub-paragraph 20.12(a), sub-paragraph 20.12(b) or sub-paragraph 20.12(c), or makes payment in lieu of part or all the notice period pursuant to sub-paragraph 20.12(d), and the National does not provide its prior written consent pursuant to sub-paragraph 21.5, the National will provide consideration to you of 13 weeks’ TEC, which is in addition to the payment made pursuant sub-paragraph 20.12.

Application of Restrictions

21.7                            Sub-paragraph 21.5 will be construed and have effect as if it were a number of separate sub-paragraphs which results from combining the commencement of sub-paragraph 21.5 with each sub-paragraph in paragraph (a) and combining each such combination with each sub-paragraph of paragraph (b).  Each such resulting sub-paragraph is severable from each such resulting sub-paragraph and any word or phrase contained in the commencement of sub-paragraph 21.5 is severable.  If any such resulting sub-paragraph (or any word or phrase contained in the commencement of sub-paragraph 21.5) is declared or determined to be illegal, invalid or unenforceable for any reason by final determination of any court or tribunal of competent jurisdiction, such illegality, invalidity or unenforceability will not prejudice or in any way affect the validity or enforceability of any other such resulting sub-paragraph, word or phrase.

Reasonableness

21.8                            You acknowledge and agree that the terms and conditions of this employment agreement are fair and reasonable in all the circumstances of your employment with the National, recognising that the extent and nature of benefits due to you on the termination of your employment with the National will differ appropriately according to the reason for termination and that the said terms and conditions are not harsh, unjust or unconscionable.

Interpretation

21.9                            For the purposes of sub-paragraph 21.5:

“the business of providing financial services” includes, but is not limited to, banking services, insurance services and funds management services;

“participation in” means, whether directly or indirectly, being:

(a)                                    interested, engaged or employed in, or acting at, the senior executive or management level;

(b)                                   an officer (including being the holder of any non-executive office);

(c)                                    a senior executive or managerial employee or agent; or

(d)                                   an adviser or consultant to the board of directors, senior executives or management level employees,

of any person, firm or corporation.

22                                   Dispute Resolution

22.1                            Any dispute between you and the National (other than a dispute giving rise to a claim for equitable relief) as to the application or interpretation of this employment agreement or to the rights or obligations of each party arising from your employment relationship with the National, will be resolved in accordance with the following steps:

(a)                                   when either you or the National notifies a dispute in writing to the other party, the dispute will be discussed between you and your line manager with a view to resolution;

(b)                                  if that discussion fails to resolve the dispute within 14 days of the notice, within a further three days the dispute will be discussed between you and an authorised representative of the National with a view to resolution.

22.2                            Subject to completion of the process set out in sub-paragraph 22.1, if the dispute still exists between you and the National, the dispute must then be submitted to a single arbitrator in accordance with and subject to the Commercial Arbitration Act 1984 (Vic).

22.3                            For the purposes of an arbitration under sub-paragraph 22.2, if the National does not agree with you on the appointment of an arbitrator within 14 days after the completion of the process set out in sub-paragraph 22.1, the President or Acting President of the Law Institute of Victoria will appoint an arbitrator on application by either you or the National.

23                                   Variations to Employment Agreement

Variations to this employment agreement may be necessary for the fair, efficient and effective administration of the National’s business.  Accordingly, this employment agreement may be varied by agreement between you and the National.  Your consent to such variation must not be unreasonably withheld. If your consent is unreasonably withheld, the National may give you one month’s written notice that such variation will take effect.

24                                   Extent of Contractual Obligations

24.1                            The provisions of this employment agreement shall operate only to the extent permitted by:

(a)                                 law, in particular, the Corporations Act; and

(b)                                  any other obligations with which the National must comply under the Award or Enterprise Agreement.

24.2                            If any provision or part of a provision of this employment agreement goes beyond that which is permitted by law, or does not comply with the obligations referred to in sub-paragraph 24.1, that provision or part of a provision shall be interpreted in such a way as to be permitted by law or to comply with the obligations or, if such an interpretation is not open, that provision or part of the provision must be severed.

24.3                            This paragraph 24 does not apply so as to limit or affect the operation of any other provision of this employment agreement which governs the interpretation of this employment agreement or which provides for severance of any part of this employment agreement.

25                                   Entire Understanding

25.1                            This employment agreement (including the Schedule) constitutes the entire agreement of the parties about its subject matter.  Any previous agreements, arrangements, understandings or negotiations on that matter cease to have any effect.

25.2                            For the avoidance of doubt, for the purpose of this employment agreement the subject matter of this employment agreement is the terms and conditions of your employment by the National and, subject to the Corporations Act and the Constitution, the holding of any office with the National or a Related Body Corporate.  Subject to the express terms of this employment agreement, this paragraph is not intended to remove, limit, extend or otherwise vary:

(a)                                   any duty imposed upon you or the National which arises by operation of law or by force of legislation; or

(b)                                  any term of this employment agreement or obligation which would, in the absence of express provision in this employment agreement, be implied by law.

25.3                            No oral explanation or information provided by either you or the National to the other party will:

(a)                                 affect the meaning or interpretation of this employment agreement; or

(b)                                  constitute any collateral agreement, warranty or understanding between the National and you.

26                                   Waiver and Exercise of Rights

26.1                            A single or partial exercise or waiver of a right relating to this employment agreement will not prevent any other exercise of that right or the exercise of any other right.

26.2                            A party will not be liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

27                                   Severance

27.1                            You and the National consider that the Covenants are reasonable in all the circumstances of your employment.

27.2                            Each and every part of the Covenants is a severable and independent covenant.   You agree with the National that the joint intention of the parties is that if the Covenants, taken together, go beyond what is reasonable in all the circumstances but would be reasonable with any one or more of the Covenants

(or any one or more parts of the Covenants) deleted, the Covenants will apply as if those unreasonable Covenants (or parts of Covenants) were deleted.

28                                   Governing Law

This employment agreement is governed by and will be interpreted in accordance with the laws of the State of Victoria.

29                                   Definitions

In this employment agreement, unless the context otherwise requires, words have the meaning given to them in the Schedule.

30                                   Acceptance

A copy of this employment agreement is enclosed for your records.  Would you please sign and return the original to Arthur Willett, General Manager Workplace Solutions to confirm your acceptance of the terms and conditions of your employment with the National.  If you do not accept this offer of employment within 14 days of the date of this letter, it will lapse.

Ross, please do not hesitate to contact Arthur Willett on 03 8641 2723, if you have any queries concerning this offer of employment with the National.

I look forward to your ongoing support and commitment to the National.

Yours sincerely

[ORIGINAL SIGNED]

John Stewart

Managing Director and Chief Executive Officer

National Australia Bank Limited

Schedule:                                            Definitions

Attachment:                              Statement of Corporate Principles

ACCEPTANCE

I, [ROSS EDWARD PINNEY], acknowledge that I have read and understood this employment agreement (including the Schedule and
(Full Name)
Attachment), and I hereby accept the offer of employment with National Australia Bank Limited on the terms set out in this employment agreement (including the Schedule and Attachment).

Signed:	[ORIGINAL SIGNED]

Date:	12.1.05

Witnessed By:	[ORIGINAL SIGNED]

Full Name of Witness	[ROSEMARY MOULD]
(Please Print)

Address of Witness	[500 BOURKE STREET MELBOURNE]

SCHEDULE

DEFINITIONS

In this employment agreement, unless the context otherwise requires:

“Accrued but unused” or “accrued but untaken” in relation to leave entitlements, means leave to which you have become entitled upon termination of employment pursuant to any applicable award of the Australian Industrial Relations Commission or a statutory provision or this employment agreement.

“Award” means the National Australia Bank Group Award 2002 as varied or replaced from time to time.

“Board” or “National Board” means the board of directors of the National.

“Confidential Information” means any trade secret or other confidential information relating to the business affairs, strategy, accounts, business plans, marketing plans, sales plans, prospects, research, management, financing, products, inventions, designs, processes and any data bases, data surveys, customer lists, records, reports, software or other documents, material or other information in any form concerning the National (and any Related Body Corporate) or any of the customers or suppliers of the National (or of any Related Body Corporate) to which you gain access, whether before, during or after your employment with the National.

“Constitution” means the Constitution of the National Australia Bank Limited (as applicable from time to time).

“Corporations Act” means the Corporations Act 2001 (Cth) as amended and in force from time to time.

“Covenants” means the covenants, obligations and restrictions contained in this employment agreement.

“Enterprise Agreement” means any industrial agreement binding upon the National that has been approved or certified by the Australian Industrial Relations Commission from time to time, pursuant to the provisions of the Workplace Relations Act 1996, as varied or replaced from time to time.

“Group” means National Australia Bank Limited and each Related Body Corporate.

“National” means National Australia Bank Limited.

“National Privacy Policy” means the National Privacy Policy effective 21 December 2001, as amended from time to time.

“Personal Information” means information or an opinion about individuals, including in particular information about customers of the National, whether true or not and whether recorded in material form or not, whose identity is apparent or can be reasonably be ascertained from that information or opinion.

“Related Body Corporate” means Related Body Corporate of the National and, in that case, has the same meaning as in Section 50 of the Corporations Act.